mhp 君悦
LAW FIRM 律师事务所

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7F Wheelock Square, 1717 Nanjing West Road, Shanghai 200040, PRC
T +86 21 6113 2988 F +86 21 6113 2913 E info@mhplawyer.com
www.mhplawyer.com

January 18, 2023

To: Tenet Fintech Group Inc.
401 Bay Street, Suite 2702
Toronto, Ontario, Canada M5H 2Y4
(514) 340-7775

Re: Legal Opinion on Certain PRC Legal Matters

Dear Sirs/Madams,

We are lawyers qualified in the People's Republic of China (the "**PRC**" or "**China**") and as such are qualified to issue this opinion on the laws and regulations of the PRC (which, for the purposes of this opinion only, do not include laws or regulations of the Hong Kong Special Administrative Region, the Macao Special Administrative Region or Taiwan) effective as of the date hereof.

We act as the PRC counsel to Tenet Fintech Group Inc. (the "**Company**") in connection with its filing with the Securities and Exchange Commission of Form 40-F/A (Amendment No. 5) (the "**Amended Form 40-F**"), a registration statement pursuant to Section 12 of the Securities Exchange Act of 1934.

A. Documents and Assumptions

In rendering this opinion, we have carried out due diligence, and reviewed and examined copies of the Amended Form 40-F, and other documents as we have considered necessary or advisable for the purpose of rendering this opinion, including but not limited to the originals or copies, certified or otherwise identified to our satisfaction, of the documents provided to us by the Company and the PRC Subsidiaries (as defined below) and such other documents, corporate records and certificates issued by the Governmental Agencies (as defined below) (collectively, the "**Documents**"). Where certain facts were not independently established and verified by us, we have relied upon certificates or statements issued or made by competent Governmental Agencies or appropriate representatives of the Company or the PRC Subsidiaries.

In rendering this opinion, we have made the following assumptions (the "**Assumptions**"):

(i) all signatures, seals and chops are genuine, each signature on behalf of a party thereto is that of a person duly authorized by such party to execute the same, all Documents submitted to us as originals are authentic, and all Documents submitted to us as certified or photostatic copies conform to the originals;

(ii) each of the parties to the Documents, (a) if a legal person or other entity, is duly organized and validly existing in good standing under the laws of its jurisdiction of organization and/or incorporation, or (b) if an individual, has full capacity for civil conduct; each of them, has full power and authority to execute, deliver and perform its, her or his obligations under the Documents to which it, she or he is a party, and, if a legal person or other entity, in accordance with the laws of its jurisdiction of organization and/or incorporation or the laws that it is subject to;

(iii) the Documents that were presented to us remain in full force and effect on the date of this opinion and have not been revoked, amended or supplemented, and no amendments, revisions, supplements, modifications or other changes have been made, and no revocation

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or termination has occurred, with respect to any of the Documents after they were submitted to us for the purposes of these opinions;

(iv) the laws of jurisdictions other than the PRC which may be applicable to the execution, delivery, performance or enforcement of the Documents are complied with;

(v) all requested Documents have been provided to us and all factual statements made to us by the Company and the PRC Subsidiaries in connection with these opinions are true, correct and complete;

(vi) each of the Documents is legal, valid, binding and enforceable in accordance with their respective governing laws in any and all respects;

(vii) all consents, licenses, permits, approvals, exemptions or authorizations required by, and all required registrations or filings with, any governmental agencies of any jurisdiction other than the PRC in connection with any of the Documents have been obtained or made, and are in full force and effect as of the date thereof;

(viii) all the explanations and interpretations provided by the officers of Governmental Agencies duly reflect the official position of the Governmental Agencies, and all the factual statements provided by the Company and PRC Subsidiaries, including but not limited to the statements set forth in the Documents, are complete, true and correct; and

(ix) all Regulatory Permissions (as defined below) and other official statements and documentation obtained by the Company or any PRC Subsidiary from any Governmental Agency have been obtained by lawful means in due course, and the Documents provided to us conform with those documents submitted to Governmental Agencies for such purposes.

B. Definitions

In addition to the terms defined in the context of these opinions, the following capitalized terms used in this opinion shall have the meanings ascribed to them as follows

"*Governmental Agency*" means any national, provincial or local governmental, regulatory or administrative authority, agency or commission in the PRC, or any court, tribunal or any other judicial or arbitral body in the PRC, or any body exercising, or entitled to exercise, any administrative, judicial, legislative, law enforcement, regulatory, or taxing authority or power of a similar nature in the PRC.

"*Regulatory Permission*" means any license, approval, consent, waiver, order, sanction, certificate, authorization, filing, declaration, disclosure, registration, exemption, permission, endorsement, annual inspection, clearance, qualification, or permit by, from or with any Governmental Agency pursuant to any PRC Laws.

"*Material Adverse Effect*" means a material adverse effect on the conditions (financial or otherwise), business, properties or results of operations or prospects of the Company and the PRC Subsidiaries as a whole.

"*PRC Subsidiaries*" means, collectively, all entities listed in Appendix A hereof, and each, a "PRC Subsidiary".

"*PRC Laws*" means all applicable national, provincial and local laws, regulations, rules, notices, orders, decrees and judicial interpretations of the PRC currently in effect and publicly available on the date of this opinion letter, which for the purposes of this opinion only, do not include laws or regulations of the Hong Kong Special Administrative Region, the Macao Special Administrative Region or Taiwan.

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C. Opinions

Based on our review of the Documents and subject to the Assumptions and the Qualifications (as defined below), we are of the opinion that, as of the date hereof, so far as PRC Laws are concerned:

(i) Regulatory Permissions.

(a) The PRC Subsidiaries have been duly incorporated and are validly existing with limited liability, with full enterprise legal person status and in good standing under the PRC Laws. All of the ownership interests of the PRC Subsidiaries are free and clear of all liens, charges or any other encumbrances or claims.

(b) To our best knowledge after due inquiries, each of the PRC Subsidiaries has obtained all necessary Regulatory Permissions to own, lease, and use its assets and properties and to operate its business, except where the absence of such Regulatory Permissions will not cause a Material Adverse Effect.

(c) There are no Regulatory Permissions that any of the PRC Subsidiaries is required to obtain, including from the Chinese Securities Regulatory Commission and the Cyberspace Administration of China, or any other entity, for those subsidiaries to issue securities to Asia Synergy Ltd., a limited liability company duly registered under the laws of Hong Kong Special Administrative Region ("**Asia Synergy**") or for Asia Synergy to issue securities to the Company.

(d) If applicable PRC Laws change and the Company or the PRC Subsidiaries are required to obtain approvals in the future, there is no certainty that the Company or the PRC Subsidiaries would be able to obtain such approvals which could negatively affect the ability to operate the Company's business in the PRC, which could materially and adversely affect the business, financial condition, results of operations of the PRC Subsidiaries.

(e) If the PRC Subsidiaries do not receive or maintain any required approvals, or if the Company or the PRC Subsidiaries inadvertently conclude that such approvals are not required, the PRC Subsidiaries could be subject to fines, penalties, legal proceedings or actions against the PRC Subsidiaries that could have a material adverse effect on the business, financial condition, and results of operations of the PRC Subsidiaries.

(ii) Investors' Ability to Enforce U.S. or Canadian Judgment. It may also be difficult for an investor to enforce in a PRC court judgments against the Company and its officers and directors (i) obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws or any state or (ii) obtained in Canadian courts based on the civil liability provisions of Canadian securities laws.

(iii) Investors' Ability to Bring Original Action. There is uncertainty as to whether the courts of the PRC would allow a party to bring an original action to enforce liabilities against the Company, based on the Company's status as a foreign private issuer according to U.S. securities laws, or any other person predicated upon the civil liability provisions of the securities laws of the United States or any state.

(iv) Where an investor is unable to bring a U.S. claim or collect on a U.S. judgment, or bring a Canadian claim or collect on a Canadian judgment in a PRC court. If an investor is unable to (i) bring a U.S. claim or collect on a U.S. judgment, or (ii) bring a Canadian claim or collect on a Canadian judgment in a PRC court, it may have to rely on legal claims and remedies available in China. The claims and remedies available in China are often significantly different from those available in the United States and Canada. The recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedures Law and other applicable PRC Laws. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles

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of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States or Canada that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the Chinese Civil Procedures Law, the PRC courts will not enforce a foreign judgment against the Company or its directors and officers if they decide that the judgment violates the basic principles of Chinese laws or national sovereignty, security, or public interest.

(v) PRC Laws. All statements set forth in the Amended Form 40-F under the captions *"Regulatory Permissions"* in the Summary and in Supplemental Statements, under *"Enforcement of Civil Liabilities"* in Supplemental Statements, and under *"You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management based on foreign laws."* in Risk Factors insofar as such statements describe or summarize PRC legal or regulatory matters, are true and accurate in all material respects, and are fairly disclosed and correctly set forth therein, as of the date hereof, and nothing has been omitted from such statements which would make the same misleading.

D. Qualifications

Our opinions expressed above are subject to the following qualifications (the "**Qualifications**"):

(i) Our opinions are limited to PRC Laws of general application on the date hereof. We have made no investigation of, and do not express or imply any views on, the laws of any jurisdiction other than the PRC, and we have assumed that no such other laws would affect our opinions expressed above;

(ii) There is no guarantee that any of the PRC Laws referred to herein, or the interpretation or enforcement thereof, will not be changed, amended or revoked in the future with or without retrospective effect; and

(iii) Except to the extent expressly set forth herein, we have not undertaken any independent investigation, search or other verification action to determine the existence or absence of any fact or to render this opinion letter, and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of the Company or the PRC Subsidiaries or the rendering of this opinion letter.

This opinion letter is delivered solely for the purpose of and in connection with the Amended Form 40-F submitted to the SEC on the date of this opinion letter and may not be used for any other purpose without our prior written consent. We assume no responsibility to advise facts, circumstances, events or developments that hereafter may be brought to our attention and that may alter, affect or modify the opinion expressed herein.

We hereby consent to the use of this opinion letter in, and the filing hereof as an exhibit to, the Amended Form 40-F, and to the use of our firm's name under the captions *"Regulatory Permissions"* in the Summary and in Supplemental Statements, under *"Enforcement of Civil Liabilities"* in Supplemental Statements, and under *"You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management based on foreign laws."* in Risk Factors in the Amended Form 40-F.

Yours faithfully,

MHP Law Firm

Appendix A

List of PRC Subsidiaries

1. Asia Synergy Holdings Ltd.
2. Asia Synergy Technologies Ltd.
3. Asia Synergy Supply Chain Technologies Ltd
4. Zhejiang Xinjiupin Oil & Gas Management Co.,Ltd
5. Asia Synergy Data Solutions Ltd.
6. Asia Synergy Credit Solutions Ltd.
7. Asia Synergy Supply Chain Ltd.
8. Wuxi Aorong Ltd.
9. Asia Synergy Financial Capital Ltd
10. Huike Internet Technology Co., Ltd.
11. Wechain Technology Service Co., Ltd.
12. Kailifeng New Energy Technology Co., Ltd.
13. Shanghai Xinhuizhi Supply Chain Management Ltd.
14. Jiangsu Supairui IOT Technology Co., Ltd.
15. Xinxiang Technologies Ltd.
16. Tianjin Wodatong Technology Co., Ltd.
17. Wuxi Suyetong Supply Chain Management Co. Ltd.
18. Jiangsu Steel Chain Technology Co., Ltd.